THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT SELL THESE SECURITIES UNTIL A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant To Rule 424(b)(3)
                                                      Registration No. 333-60091
                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1998

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED SEPTEMBER 1, 1998)
                                                                 [LUBRIZOL LOGO]

                                  $200,000,000

                            THE LUBRIZOL CORPORATION
                                  % NOTES DUE

                               ------------------

     The Notes will mature on November   ,      . Interest on the Notes is
payable semiannually on                and                , beginning
  , 1999. Lubrizol may redeem some or all of the Notes at any time. The redemption price is described under the heading "Description of Notes -- Optional Redemption" on page S-20 of this prospectus supplement. There is no sinking fund.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER NOTE     TOTAL
                                                              --------    --------
Public Offering Price                                               %     $
Underwriting Discount                                               %     $
Proceeds to Lubrizol (before expenses)                              %     $

     Interest on the Notes will accrue from November   , 1998 to date of
delivery.

                               ------------------

     The underwriters are offering the Notes subject to various conditions. The
underwriters expect to deliver the Notes to purchasers on or about November   ,
1998.

                               ------------------

SALOMON SMITH BARNEY
                               J.P. MORGAN & CO.
                                                      MORGAN STANLEY DEAN WITTER

November   , 1998

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE AFTER THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
The Company.................................................   S-3
Use of Proceeds.............................................   S-4
Capitalization..............................................   S-4
Summary Financial Information...............................   S-5
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-6
Description of Notes........................................  S-20
Underwriting................................................  S-22
Legal Matters...............................................  S-23

                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Information by Reference...........     3
The Company.................................................     4
Use of Proceeds.............................................     4
Ratio of Earnings to Fixed Charges..........................     4
Description of Debt Securities..............................     4
Plan of Distribution........................................    11
Legal Matters...............................................    12
Experts.....................................................    12

     Lubrizol's principal executive offices are located at 29400 Lakeland Boulevard, Wickliffe, Ohio 44092 and its telephone number is (440) 943-4200.

                            ------------------------

     DELIVERY OF THE NOTES IS EXPECTED ON OR ABOUT                     , WHICH
WILL BE THE      BUSINESS DAY FOLLOWING THE DATE OF PRICING OF THE NOTES. YOU
SHOULD NOTE THAT TRADING OF THE NOTES ON THE DAY OF PRICING AND THE
SUCCEEDING BUSINESS DAYS MAY BE AFFECTED BY THIS DELAYED SETTLEMENT. SEE "UNDERWRITING."

                                  THE COMPANY

     Lubrizol began business as a compounder of special-purpose lubricants, and in the early 1930's was among the first to commence research in the field of lubricant additives. Today, Lubrizol is a full service supplier of performance chemicals to diverse markets worldwide. Lubrizol believes it is the world's leading supplier to the petroleum industry of performance additive packages for lubricants.

     Lubrizol principally develops, produces and sells specialty additive packages used in transportation and industrial finished lubricants such as gasoline and diesel engine lubricating oils, automatic transmission fluids, gear oils, marine and tractor lubricants, fuel products and industrial fluids. These specialty chemical products are created through the application of advanced chemical and mechanical technologies to enhance the performance, quality and value of the customer products in which they are used. Lubrizol also produces and supplies coatings additives, refinery and oil field chemicals, specialty monomers, process chemicals, synthetic refrigerant compressor lubricants, fluid metering devices and particulate emission trap devices. Additives for engine lubricating oils accounted for 51% of consolidated revenues in 1997, 1996, and 1995, and additives for driveline oils accounted for 23%, 25% and 24% of consolidated revenues for these periods.

     Additives improve the lubricants and fuels used in cars, trucks, buses, off-highway equipment, marine engines and industrial applications. In lubricants, additives enable oil to withstand a broader range of temperatures, limit the buildup of sludge and varnish deposits, reduce wear, inhibit the formation of foam, rust and corrosion, and retard oxidation. In fuels, additives help maintain efficient operation of the fuel delivery system, help control deposits and corrosion, improve combustion and assist in preventing decomposition during storage.

     Lubrizol's additive customers consist primarily of oil refiners and independent oil blenders, located in more than 100 countries. Approximately 60% of Lubrizol's sales are made to customers outside of North America, which Lubrizol supplies from overseas manufacturing plants and through export from the United States. Lubrizol has three additive manufacturing plants in the United States, with one located in the Cleveland, Ohio area, at Painesville, and two located near Houston, Texas, at Deer Park and Bayport. Lubrizol also has additive manufacturing or blending plants in Australia, Brazil, Canada, England, France, Japan, Singapore and South Africa. Additive manufacturing or blending plants in China, India and Saudi Arabia are operated by joint venture companies licensed by Lubrizol. Manufacturing facilities for Lubrizol's other products are located in Georgia, Illinois, Michigan and Pennsylvania as well as in Canada, England and Germany.

     Lubrizol historically has emphasized research and has developed a large percentage of the additives that it manufactures and sells. Lubrizol owns a variety of United States and foreign patents relating to lubricant and fuel additives, lubricants, chemical compositions and processes, and protective coating materials and processes. Technological developments in the design of engines and other automotive equipment, combined with rising demands for environmental protection and fuel economy, require increasingly sophisticated chemical additives to meet industry performance standards. The frequency with which industry performance standards change shortens the time cycles for new product development and affects Lubrizol's technical spending patterns.

     Research and development expenditures were $88.4 million in 1997, $93.4 million in 1996 and $104.9 million in 1995. This was equivalent to 5.3%, 5.8% and 6.3% of consolidated revenues for such years. These amounts include expenditures for the performance evaluation of additive developments in engines and other mechanical equipment as well as expenditures for the development of specialty chemicals for industrial applications. In addition, $58.2 million, $67.6 million and $74.7 million was spent in 1997, 1996 and 1995 for technical service activities, principally for evaluation in mechanical equipment of specific lubricant formulations designed to meet customer needs. Lubrizol also makes extensive use of independent contract research firms and conducts extensive field testing through fleet operators and others.

     Lubrizol's principal competitors, both in the United States and overseas, are the Oronite Additive Division of Chevron, the additive operations of Exxon and Shell (which Exxon and Shell have announced will be operated on a combined basis in the future), and Ethyl Corporation. These petroleum companies produce lubricant and fuel additives for their own use and also sell additives to others. These companies are customers as well as competitors of Lubrizol.

                                USE OF PROCEEDS

     The net proceeds (after deducting the underwriting discount and estimated expenses) to be received by Lubrizol from the sale of the Notes, estimated at
$          million, will be used to repay outstanding commercial paper. In July and August 1998, Lubrizol issued an aggregate of $135 million of commercial paper related to its acquisition of Carroll Scientific, Inc., which specializes in additives for the ink market, and its acquisition of Adibis, the lubricant and fuel additives business of British Petroleum Company P.L.C. Commercial paper outstanding at November 13, 1998, which includes commercial paper issued to replace issuances made in connection with these acquisitions, had interest rates ranging from 5.12% to 5.47% and maturities of less than one month.

                                 CAPITALIZATION

     This table sets forth the consolidated capitalization of Lubrizol as of September 30, 1998, and as adjusted. The adjustment reflects the sale of the Notes and use of the net proceeds to repay a portion of outstanding commercial paper borrowings. This table should be read in conjunction with Lubrizol's consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.

                                                                      SEPTEMBER 30, 1998
                                                                         (UNAUDITED)
                                                             ------------------------------------
                                                             ACTUAL    ADJUSTMENTS    AS ADJUSTED
                                                             ------    -----------    -----------
                                                                        (IN MILLIONS)
SHORT-TERM DEBT (a)
  Commercial paper.........................................  $   85       $ (50)        $   35
  Other....................................................      20          --             20
LONG-TERM DEBT (a)
  Commercial paper reclassified............................     150        (150)            --
  Other (b)................................................     151          --            151
  Notes being offered......................................      --         200            200
                                                             ------                     ------
          Total debt.......................................     406                        406
SHAREHOLDERS' EQUITY.......................................     815                        815
                                                             ======                     ======
          Total capitalization.............................  $1,221                     $1,221
                                                             ======                     ======

---------------
(a) At September 30, 1998, Lubrizol had $235 million of outstanding commercial paper borrowings. As of that date, Lubrizol had $300 million in committed revolving credit facilities under separate identical agreements with The First National Bank of Chicago, KeyBank and National City Bank. These facilities, which were unused at September 30, 1998, permit Lubrizol to refinance beyond one year $150 million of debt which by its terms is due within one year. At September 30, 1998, Lubrizol had classified $150 million of debt as long-term that otherwise would be classified as short-term. Under these agreements, Lubrizol may borrow at negotiated rates or at rates based on LIBOR, certificates of deposit or prime. One-half of the aggregate amount of the facilities expires on June 30, 1999 and the remainder expires on June 30, 2003, subject in each case to annual renewal provisions. The agreements contain a minimum debt-to-capital ratio requirement, a debt incurrence covenant and certain other nonfinancial covenants. The covenants are subject to various exceptions and limitations. The facilities are mandatorily prepayable upon certain mergers, consolidations and transfers of assets.

(b) Other long-term debt consists of $100 million of 7.25% debentures due in 2025, $18 million of 6.5% revenue bonds due in 2000, and $33 million in aggregate amount of term loans with rates of 2% to 6% and maturities through 2004.

                         SUMMARY FINANCIAL INFORMATION

     This table sets forth summary financial information relating to Lubrizol. The information relating to each of the years in the five-year period ended December 31, 1997 is derived from the audited consolidated financial statements of Lubrizol and its subsidiaries. This table should be read in conjunction with Lubrizol's consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.

                                         NINE MONTHS ENDED
                                           SEPTEMBER 30
                                             UNAUDITED                 YEAR ENDED DECEMBER 31
                                         -----------------   ------------------------------------------
                                          1998      1997      1997     1996     1995     1994     1993
                                         -------   -------   ------   ------   ------   ------   ------
                                                             (DOLLARS IN MILLIONS)
FROM THE STATEMENTS OF INCOME (FOR
  PERIOD INDICATED)
Revenues...............................  $1,210    $1,250    $1,674   $1,598   $1,664   $1,599   $1,526
Cost of sales..........................     839       831     1,124    1,083    1,135    1,072    1,032
Selling and administrative expenses....     130       126       171      159      163      159      158
Research, testing and development
  expenses.............................     111       108       147      161      180      166      172
Net income before accounting changes...      86       124       155      170      152      176       85
Cumulative effect of accounting
  changes..............................                                                             (39)
Net income.............................      86       124       155      170      152      176       46
FROM THE BALANCE SHEETS (AT END OF
  PERIOD)
Total assets...........................   1,648     1,474     1,462    1,402    1,492    1,394    1,183
Total debt.............................     406       211       220      199      247      168       70
Shareholders' equity...................     815       824       815      819      849      832      732
OTHER DATA
Capital expenditures...................      68        72       101       94      189      161      128
Common share repurchases...............      60        50        70      135       67       68       67
Gross profit (a).......................     369       416       546      509      523      521      485
Gross profit (as percentage of
  sales)...............................    30.6%     33.3%     32.7%    32.0%    31.5%    32.7%    32.0%
Ratio of earnings to fixed charges
  (unaudited) (b)......................    10.9      20.2      18.2     18.7     16.2     36.8     22.7

---------------
(a) Gross profit is equal to net sales less cost of sales.

(b) The 1998 ratio includes a pre-tax gain from a litigation settlement of $16.2 million. Excluding this gain, the ratio would have been 9.7. The 1996 ratio includes a $53.3 million pre-tax gain on the sale of investments held by Lubrizol. Excluding the gain, the ratio would have been 14.9. The 1995 ratio includes a $38.5 million pre-tax gain on the sale of Genentech, Inc. stock held by Lubrizol and a $9.5 million pre-tax asset impairment charge. Excluding the gain and the impairment charge, the ratio would have been
    14.2. The 1994 ratio includes a $41.2 million pre-tax gain on the sale of Genentech, Inc. stock held by Lubrizol. Excluding the gain, the ratio would have been 30.8. The 1993 ratio includes (i) a special charge of $86.3 million (pre-tax) related to manufacturing rationalization and organizational realignment initiatives, and (ii) a $42.4 million pre-tax gain on the sale of Genentech, Inc. stock held by Lubrizol. Excluding the special charge and the gain, the ratio would have been 29.7. For a description of how this ratio is computed, please see "Ratio of Earnings to Fixed Charges" in the accompanying prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis was contained in Lubrizol's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 or incorporated by reference in Lubrizol's Annual Report on Form 10-K for the year ended December 31, 1997. Such information is presented in this prospectus supplement for convenience of reference and has not been substantively updated since the date of each document. References in the following discussion to specific notes to the financial statements are references to notes contained in the identified Form 10-Q or notes incorporated by reference in the identified Form 10-K, as is appropriate.

AS CONTAINED IN THE FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1998

RESULTS OF OPERATIONS

     The continuing weak business environment of the lubricant additives industry and poor economic conditions in Asia Pacific and Latin America negatively impacted the results for third quarter and nine-month periods ended September 30, 1998. Despite acquisitions contributing 7% and 4%, respectively, to revenues for the three- and nine-month periods ended September 30, 1998, revenues declined 6% for the third quarter and 3% for the nine months as compared with the respective 1997 periods. Lower average selling prices combined with relatively level material costs have compressed profit margins. In addition, lower other income, higher interest expense and a higher effective tax rate contributed to earnings being significantly lower for the three- and nine-month periods ended September 30, 1998, as compared with the respective periods of 1997. More detailed comments relating to the company's results of operations and financial position follow below.

     Consolidated revenues decreased $23.7 million or 6% for the third quarter of 1998 compared with the third quarter of 1997 and decreased $39.9 million or 3% for the first nine months of 1998 compared with the same 1997 period. The primary factors causing the revenue decreases in each of the periods were lower average selling prices and lower volume. For the third quarter of 1998 compared with the third quarter of 1997, the average selling price declined 5% and sales volume declined 4%. Without acquisitions, which added $29.4 million to revenues, third quarter 1998 sales volume would have declined 8%. The decrease in average selling price for the third quarter was due 75% to lower product pricing and changing product mix, including Adibis, and 25% to currency. For the first nine months of 1998 compared with the same 1997 period, the average selling price declined 5% and sales volume increased 1%. Without acquisitions, which added $45.2 million to revenues during the nine-month 1998 period, sales volume would have declined 1%. The decline in average selling price for the comparable 1998 and 1997 nine-month periods was due 66% to lower product pricing and changing product mix, including Adibis, and 34% to currency.

     The slowing of lubricant additive demand in virtually all geographic areas during the first nine months of 1998 and the current economic conditions in Asia Pacific will cause difficult comparisons against 1997, a year in which the company achieved record revenues and sales volume. For the full year 1997, the company increased its global specialty chemical shipments by 17% over 1996, as shipments to North American customers rose 14% and shipments to international customers grew 18%, including a 29% increase to customers in the Asia Pacific region. However, for the first nine months of 1998 compared with the same period of 1997, sales volume (excluding acquisitions) increased only 2% to North American customers and declined 3% to international customers. For the 1998 third quarter, sales volume (excluding acquisitions) decreased 3% to North American customers and declined 12% to international customers.

     The continuing economic difficulties in certain countries within the Asia Pacific region have had an accelerating, unfavorable effect on the company's 1998 results. Approximately 20% of the company's 1997 revenues were generated from sales to customers in Asia Pacific. Manufacturing of products shipped to customers in Asia Pacific is primarily from production facilities in the United States. Sales volume to Asia Pacific customers during the first half of 1998 declined by only 1% as compared with the first half of 1997, but declined by 28% in the 1998 third quarter as compared to the same 1997 quarter. Lower sales volume into Asia Pacific was the dominant reason that overall sales volume declined in the 1998 third quarter. Revenues from Asia Pacific declined by $28 million or 33% in the 1998 third quarter and by $40 million or 17% in the first nine months of 1998 as compared with the respective 1997 periods.

     Cost of sales for the three- and nine-month periods ended September 30, 1998, primarily reflect the change in shipment levels from the comparable periods of 1997 as average raw material unit costs and total manufacturing unit costs were relatively level with such 1997 periods.

     Gross profit (net sales less cost of sales) for the three- and nine-month periods ended September 30, 1998 was below that earned in the respective periods of 1997, despite recent acquisitions. Gross profit decreased $16.3 million or 12% ($22.8 million or 17%, excluding acquisitions) for the third quarter of 1998, compared with the third quarter of 1997. It decreased $46.5 million or 11% ($58.0 million or 14%, excluding acquisitions) for the first nine months of 1998 compared with the same 1997 period. The decrease in gross profit for each of the respective periods was primarily due to the decline in selling prices and, in the 1998 third quarter, also due to lower sales volume as previously discussed. The incremental gross profit contributed by acquisitions made over the past year was mitigated by unfavorable currency effects of $2.6 million and $8.2 million for the respective three- and nine-month periods ended September 30, 1998.

     The gross profit percentage (gross profit divided by net sales) of 29.8% in the third quarter of 1998 was slightly lower than that achieved in each of the first two quarters of 1998, and below the 32.0% earned during the 1997 third quarter. For the nine months ended September 30, 1998, the gross profit percentage was 30.6%, lower than the 31.4% earned during the second half of 1997 and lower than the 33.3% earned during the first nine months of 1997.

     In September 1998, the company announced a general price increase for its products sold in North America, Europe and parts of Asia Pacific. This is the first general price increase the company has introduced since early 1995. Although the increases are scheduled to go into effect at various times during the fourth quarter, these increases are not expected to have a noticeable affect on revenues during the fourth quarter of 1998. Discussions with customers are continuing and it is too early to determine the precise timing and amount of impact that this general price increase will have on 1999 revenues.

     Selling and administrative expenses increased by approximately 4% for both the three- and nine-month periods ended September 30, 1998 compared with the same 1997 periods. Recent acquisitions contributed to this increase, as selling and administrative expenses would have declined by 2% for the third quarter and 1% for the nine months, after excluding acquisitions. Selling and administrative expenses for the 1998 nine-month period reflect increased spending of approximately $10.1 million related to the implementation of the new management information system, but this was offset by lower litigation expenses and lower variable pay expense.

     Research, testing and development expenses (technology expenses) in the third quarter of 1998 increased 10% over the third quarter of 1997. Approximately one-half of this increase was related to new performance specifications for heavy-duty engine oils to become effective during 1998 as well as new performance specifications for passenger car engine oils expected to become effective during 2000. Recent acquisitions accounted for the remainder of the increase in technical expense for the third quarter. For the first nine months of 1998, technology expenses were 3% higher than the same 1997 period, but excluding acquisitions would have been flat.

     Primarily as a result of the above factors, the change in revenues together with the change in total costs and expenses unfavorably affected the company's pre-tax profits by $21.8 million and by $54.9 million, respectively, for the three- and nine-month periods ended September 30, 1998, as compared with the same 1997 periods.

     The change in other income (expense) unfavorably affected pre-tax income by $4.5 million and $5.1 million, respectively, for the three- and nine-month periods ended September 30, 1998 as compared with the same 1997 periods. This unfavorable change, most of which occurred during the third quarter, was primarily due to higher currency translation and transaction losses, a greater amount of goodwill amortization and lower equity earnings from joint venture companies.

     Interest expense increased $2.6 and $4.5 million, respectively, for the three- and nine-month periods ended September 30, 1998 as compared with the same 1997 periods. The higher interest expense reflects the significantly higher borrowings necessitated by acquisition activities.

     The company is involved in litigation with Exxon Corporation in various countries. On April 23, 1998, the company reached a settlement with Exxon of a lawsuit pending in federal court in Ohio and the company received cash of $19 million from Exxon. The pre-tax gain from this litigation settlement, net of related expenses, was $16.2 million, which contributed $.19 to consolidated earnings per share for the second quarter and first nine months of 1998. Other lawsuits between the company and Exxon pending in the United States and Canada were not settled by this agreement. Refer to Note 7 to the financial statements for further discussion regarding the company's litigation with Exxon.

     The company transacts business in over 100 countries. As the U.S. dollar strengthens or weakens against other international currencies in which the company transacts business, the financial results of the company will be affected. The principal currencies, other than the U.S. dollar, in which the company transacts business are the French franc, German mark, British pound sterling and Japanese yen. Currency fluctuations had an unfavorable effect on net income per share of $.04 and $.07, respectively, for the 1998 third quarter and nine-month periods as compared with exchange rates in effect during the respective 1997 periods.

     In the third quarter of 1998, the company retroactively increased its annual effective tax rate (ETR) to 38%, which disproportionately affected the ETR for the third quarter. This followed an increase in the annual ETR from 34.5% to 36% in the second quarter of 1998. The ETR was 44% and 34%, respectively, for the 1998 and 1997 third quarter periods and was 38% and 33%, respectively, for the 1998 and 1997 nine-month periods. The higher effective tax rate in 1998 lowered earnings per share by $.05 and $.11, respectively, for the three- and nine-month periods ended September 30, 1998, as compared with the respective 1997 periods.

     The increase in the 1998 ETR made in the 1998 third quarter is attributable primarily to increasing non-tax deductible translation losses for the company's foreign subsidiaries utilizing the U.S. dollar as its functional currency. In addition, the 1998 ETR was increased to 38% from 33% in 1997 to reflect an anticipated shift in earnings among the various taxing jurisdictions in which the company operates and the impact of certain tax law changes enacted by France, the United States and the United Kingdom during the second half of 1997.

     Primarily as a result of the above factors, net income for the third quarter of 1998 was $16.6 million or $.30 per share as compared to $38.7 million or $.67 per share for the third quarter of 1997. For the 1998 nine-month period net income was $86.2 million or $1.53 per share as compared to $124.4 million or $2.14 per share for the 1997 nine-month period. After excluding from 1998 the gain from the Exxon litigation settlement that was recognized in the second quarter, net income for the first nine months of 1998, was $75.7 million or $1.34 per share.

WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES

     Cash provided from operating activities was $110.2 million for the first nine months of 1998 as compared with $186.4 million for the first nine months of 1997. Approximately three-fourths of the $76.2 million decline in cash flow from operations was due to lower net income earned and the timing of income tax payments during the comparable periods. Working capital increased during 1998, which also affected operating cash flow for the period. The company carried higher inventory balances for strategic reasons to help ensure meeting customer delivery targets as the company stabilized under its new management information system and in anticipation of forward buying resulting from the company's announced price increase. The inventory levels also were affected by lower than anticipated sales volumes in the third quarter of 1998. In addition, the company has experienced a slowing in the collection of its trade receivables due from customers, primarily in North America. The company is taking actions during the fourth quarter to lower its working capital.

     Capital expenditures in the first nine months of 1998 were $68.3 million as compared with $72.2 million for same 1997 period and included $12.4 million and $18.7 million, respectively, related to the company's multi-year project to implement an enterprise-wide management information system. The company implemented the new enterprise-wide management information system in the United States in March 1998, and will continue to implement this system globally over the next two years. The return on this investment is expected to be realized, beginning in 1999, by reducing costs and delivering products and services more cost-effectively to the company's customers. Capital expenditures for the full year 1998 are expected to be slightly lower than the 1997 amount, which was $100 million.

     During 1998, the company completed two acquisitions in the first quarter and two acquisitions in the third quarter. Cash expended for these acquisitions aggregated $149.5 million, of which $134.9 million was spent in the third quarter of 1998. The acquisitions were in the company's existing business areas of lubricant additives, metal working additives and coating additives and broaden the company's base in performance chemicals.

     The company maintains a share repurchase program, and during the first nine months of 1998 repurchased approximately 1,847,000 of its common shares for $60 million. The company currently plans to expend approximately $20 million during the 1998 fourth quarter to repurchase its shares. There were 2.9 million shares remaining under the company's repurchase authorization at September 30, 1998.

     The company's net borrowings during the first nine months of 1998 totaled $184.1 million, of which $163.7 million occurred during the third quarter. This increase primarily was through commercial paper borrowings incurred to finance the 1998 acquisitions and continue the company's share repurchase program. The company intends to replace a significant portion of the outstanding commercial paper borrowings with long-term debt prior to December 31, 1998 (see Note 5 to the financial statements). The company's debt as a percent of total capitalization (shareholders' equity plus short-term and long-term debt) increased to 33% at September 30, 1998, as compared to 21% at December 31, 1997.

     Primarily as a result of these activities and the payment of dividends, the balance of cash and short-term investments decreased $21.0 million at September 30, 1998 compared with December 31, 1997.

     The company's financial position remains strong with a ratio of current assets to current liabilities of 2.2 to 1 at September 30, 1998, compared to 2.5 to 1 at December 31, 1997. Management believes the company's existing credit facilities, internally generated funds and ability to obtain additional financing will be sufficient to meet its future capital needs.

COST REDUCTION PROGRAM

     Over the past three years, the company has made progress on its strategies to grow its revenues, improve its cost structure and expand into new market areas. Market share has been increased, costs have been lowered, acquisitions to broaden business areas have been completed and, recently, steps have been taken to increase the selling prices of the company's products. Unfortunately, these steps are not enough given the present conditions within the lubricant additives industry.

     The global market growth rate for lubricant additives, which the company estimated in 1997 as approximately 1% per year, has slowed at a time when the requirement for investment to meet new performance specifications is accelerating. The poor economic environment in Asia Pacific and Latin America, which prior to 1998 were the faster growing markets, along with industry market forces, such as improved engine design, longer drain intervals and product specification changes, suggest that higher growth rates for lubricant additives are not likely to return. The effects from these conditions have been declining shipment volumes, industry overcapacity and increased consolidation among both customers and additive producers. This has also resulted in a decline in the financial returns on the assets invested in this business.

     In response to these market and industry conditions, the company will initiate a series of steps to reduce costs and improve its worldwide operating structure over the next two years. These steps, which will occur in two phases, will include reorganization of the company's commercial structure, changes in work processes using the company's new globally integrated management information system, the shutdown of production units and consolidation of facilities and offices.

     In the first phase, the company will be reducing primarily selling, general, administrative and testing expenses, which will result in staff reductions of approximately 6 percent, or 250 employees, by the end of the first quarter of 1999. During this phase, the company will implement a new commercial structure for its chemicals for transportation business and for a portion of its chemicals for industry business. It will also consolidate certain sales offices and testing functions. At the same time, the company will be continuing the rapid consolidation of its recently acquired Adibis additives business. Savings from these steps are estimated to be $26 million per year beginning in 1999. The company anticipates a special charge of approximately $32 million in the fourth quarter of 1998 to cover both the costs associated with these steps and the write-off of in-process research and development acquired from Adibis. The company has not made a final determination of the amount to be assigned to in-process research and development. The amount of the special charge in the fourth quarter of 1998 may be higher than $32 million depending on the amount assigned to in-process research and development.

     The second phase is focused on lowering costs and improving efficiency in production and distribution activities. The company will continue to reduce its number of intermediate components and product platforms, which will enable the number of its production units to be reduced by an additional 20 percent over a two-year period. This will occur through the shutdown of certain production units and facilities worldwide. During this phase, the company will complete installation of its new globally integrated management information system and implement a shared service structure in Europe. A further 5 percent reduction in employee staffing is expected to result from these steps. Additional charges are anticipated over the next two years related to the costs of facility write-downs and employee separations. However, specific actions must be further developed before the company is able to reasonably estimate the amounts of these expected charges. Such charges may be material to the operating results of the company for the period(s) in which they are recognized.

YEAR 2000 MATTERS

     The company relies on its computer-based management information systems, as well as computer-based systems used for other purposes, in conducting its normal business activities. Certain of these computer-based programs may not have been designed to function properly with respect to the application of dating systems relating to the Year 2000 and beyond. The company has developed a global "Year 2000" strategy covering each of its facilities designed to minimize Year 2000 disruptions to its computer-based systems, including business information systems and process control, testing and laboratory equipment and embedded systems.

     Implementation of the new enterprise-wide management information system is a key component for addressing business information systems in the company's "Year 2000" compliance strategy. In March 1998, the company implemented its new enterprise-wide management information system in the United States and will continue to implement this system globally over the next two years, with implementation in Europe scheduled for mid-1999. The company believes that implementation of such systems permits it to avoid approximately 80% of the remediation activities that otherwise would have been required. Although the implementation date for the global enterprise-wide management system at a number of company facilities outside of the United States and Europe is anticipated to be after January 1, 2000, the company has developed Year 2000 compliance plans to address business information systems at those facilities.

     In addition, the company has substantially completed its assessment of the actions necessary with respect to all of its other date-based computer systems in order to minimize Year 2000-related disruptions. The company has completed compiling, categorizing as between critical and non-critical and prioritizing all of its date-based computer systems at each of its facilities. Plans for remediation, testing and certification of such systems have been developed for each site and are in the process of being implemented. Contingency plans are in the process of being developed.

     The company has also surveyed suppliers critical to its business for the purpose of obtaining assurance regarding their ability to properly operate their systems in the Year 2000. The company will begin surveying customers for this same purpose during the first quarter of 1999. The company has targeted completion of all remedial activities, including testing and certification, by mid-1999. However, the company has no contractual or other right to compel its suppliers or customers to be Year 2000 compliant.

     In addition to expenditures related to the implementation of the new enterprise-wide management information system, the company estimates the total costs of conducting its Year 2000 remedial activities will approximate $10 million. The company expects to complete its Year 2000 activities within a time frame that will enable its computer-based systems to function without significant disruption in the Year 2000. If the company's contingency plans are not adequate or its suppliers or customers fail to remedy their own Year 2000 matters, the company's results of operations and financial condition may be materially adversely affected.

CAUTIONARY STATEMENT FOR SAFE HARBOR PURPOSES

     This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) contains forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the company's operations and business environment that could cause actual results of the company to differ materially from those matters expressed in or implied by such forward-looking statements. All of such uncertainties and factors are difficult to predict and many are beyond the control of the company. The company identified certain, but not necessarily all, of these uncertainties and factors in its MD&A contained on pages 21-22 of its 1997 Annual Report to its shareholders, to which reference is made and which are incorporated by reference herein (see pages S-18 and S-19 of this prospectus supplement).

AS CONTAINED BY REFERENCE IN THE FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997

     The company is a full-service supplier of performance chemicals and products to diverse markets worldwide. Principally, the company develops, produces and sells specialty additive packages used in transportation and industrial finished lubricants such as gasoline and diesel engine lubricating oils, automatic transmission fluids, gear oils, marine and tractor lubricants, fuel products and industrial fluids. The company's additive packages are generally produced in shared manufacturing facilities and sold largely to a common customer base. These specialty chemical products are created through the application of advanced chemical and mechanical technologies to enhance the performance, quality and value of the products in which they are used. The company also produces and supplies coatings additives, refinery and oil field chemicals, specialty monomers, process chemicals, synthetic refrigerant compressor lubricants, fluid metering devices and particulate emission trap devices.

     The company estimates the growth rate of the lubricant additive industry is approximately 1% per year. This aggregate growth rate includes mature markets such as North America and Europe, where the majority of the company's business is located, and faster growing markets such as Asia-Pacific and Latin America. The overall growth rate has declined in recent years due to market forces such as improved engine design, longer drain intervals and product specification changes. In addition, customers continue to search for stronger, longer-term relationships with a few key suppliers for help in improving the quality and performance of their products and services and reducing overall costs. These factors, along with excess production capacity within the lubricant additive industry, are causing a more competitive marketplace in certain product lines and continuing pressure on selling prices for the company's products. The company expects this competitive marketplace to continue in 1998.

     The company has been responding to these challenges. It has entered into and will continue to actively pursue strategic relationships with its customers, the finished lubricant suppliers, in order to increase its share of its customers' business, eliminate redundant costs and jointly pursue growth in developing regions of the world. The company also has various short-term and long-term initiatives relating to its cost structure, such as further consolidation of intermediate production and continuing simplification of its product lines, to further enhance its competitiveness and market leadership position. Progress on these initiatives has resulted in a more cost-efficient organization, and the company believes it is well positioned to compete in the current industry environment and gain additional market share from these opportunities. In addition to growth through market share gains in its traditional business, the company has continued to pursue growth opportunities in certain selected markets. Business growth has been achieved in these markets through acquisitions and application of technologies.

1997 RESULTS OF OPERATIONS

     In 1997, the company made significant progress with each of its strategies to grow its business, improve its cost structure and build its franchise. During 1997, revenues increased 5% as product shipments increased 17% over 1996 and the company's market share grew. The company continued its focus to improve its cost structure as operating expenses were flat versus 1996, even with significantly higher production throughput. Net income per share in 1997 increased 20%, after excluding from 1996 the gain on investments. This record performance was achieved despite the unfavorable effect on earnings of the stronger U.S. dollar.

     In 1997, the company had record revenues of $1.67 billion, an increase of $76.2 million over 1996. Increased revenues resulted from a 17% increase in specialty chemical shipment volumes (contributing a 15% increase in consolidated revenues), partially offset by a 10% decline in the average selling price. Although the average selling price stabilized during the second half of the year, the full-year decline for 1997 was attributable approximately 50% to changing product mix, 30% to unfavorable currency effects and 20% to lower product pricing. The unfavorable product mix effect resulted from volume gains in product lines having lower than the overall average selling price. On balance, the company's acquisition/divestiture activity did not significantly affect 1997 annual revenues as recent acquisitions offset a prior year disposition. However, acquisitions contributed one-fourth, or $11.4 million, of the 13% increase in consolidated revenues for the fourth quarter of 1997 compared with the fourth quarter of 1996.

     A primary strategy of the company in 1997 was to grow its business. The company is having success building global and regional alliances with targeted customers and is actively pursuing additional strategic relationships with finished lubricant suppliers. As compared with 1996, sales volume increased throughout the year. Higher sales volumes were realized in all geographic zones and across a broad customer base. In 1997, sales volume increased 14% to North American customers and 18% to international customers, primarily in Asia-Pacific, Western Europe and Latin America. The growth in sales volume was derived principally from market share gains within established markets rather than overall industry growth.

     The company believes the steps it has taken over the past several years have improved its competitive position and led to strong growth in sales volume during 1997. However, the market forces, competitive pressures and economic uncertainty in Asia will continue to present challenges in 1998. In late 1997, currency devaluations, market downturns and general financial uncertainties in Asia have caused economic growth forecasts for this region to be significantly revised for 1998. Although the company believes the economic fundamentals throughout most of the region remain positive for the longer-term, the still developing situation could dampen demand within the region for finished lubricant additives in 1998. The company believes all of these challenging conditions will likely reduce the rate of sales volume growth in 1998.

     Cost of sales reflects the higher sales volume as well as lower average raw material costs and level manufacturing costs. Compared with the respective prior year periods, average material costs, including favorable currency effects and the impact of less expensive product mix, were 10% lower in the first half of 1997, 6% lower in the second half of 1997 and 8% lower for the year. The company's manufacturing costs do not fluctuate significantly with changes in production volume. The effects of the company's ongoing manufacturing rationalization program and other cost management initiatives have improved manufacturing efficiency as the company is operating fewer manufacturing units at higher capacity levels. Manufacturing costs, aided by currency effects, were flat in 1997 compared with 1996, even though production activity was significantly higher in 1997 and the company resumed pay increases following the salary freeze in effect during 1996.

     Gross profit (sales less cost of sales) increased $36.2 million, or 7%, in 1997 compared with 1996. This improvement in gross profit amount was after unfavorable currency effects of $20 million, which occurred evenly over the four quarters. Acquisition/divestiture activity contributed $13.0 million to the increase in gross profit for 1997. Gross profit improved to 32.7% of sales in 1997 compared with 32.0% in 1996 as manufacturing efficiencies, lower material costs and the effect of acquisition/divestiture activities more than offset the effect of lower average selling price. Gross profit was 31.4% during the second half of 1997 due to sequentially lower average selling price, higher material costs and the effect of asset impairment losses of $4.4 million principally in the fourth quarter. The company believes the gross profit percentage for the full year 1998 will be approximately the same as the full year 1997.

     Selling and administrative expenses increased $12.6 million, or 8%, in 1997 compared with 1996. These expenses, which were higher in the second half of the year compared with the first half, increased primarily due to higher patent-related litigation expenses, the effect of acquisitions, incremental expenses related to the implementation of the new enterprise-wide management information system and increased variable compensation as a result of higher earnings.

     During 1997, research, testing and development expense (technology expense) decreased $14.3 million, or 9%, from 1996. Product standards change periodically as engine and transmission designs are improved by the equipment manufacturers to meet new emissions, efficiency, durability and other performance factors. These changes influence the timing and amount of the company's technology expense. The lower spending level in 1997 was due to the timing of testing programs particularly within the engine oil and gear oil product lines, greater internalization of testing activity that reduced outside testing requirements and workforce reductions. The company's technology expense in 1997 includes some costs related to new performance specifications for heavy-duty engine oils which are expected to become effective during 1998 and new performance specifications for passenger car engine oils expected to become effective during 2000. The company expects its technology expense in 1998 will be slightly higher than in 1997.

     As discussed in Note 17 to the financial statements, in 1997, the company provided $9.4 million for the impairment of long-lived assets. These charges related to a shutdown of an intermediate manufacturing system and the write-off of certain computer equipment and legacy software systems that will be disposed of due to the computer equipment standardization project and the new enterprise-wide management information system being implemented.

     Primarily as a result of these factors, consolidated revenues increased $37.7 million more than the increase in total costs and expenses in 1997.

     Interest income in 1997 was lower than in 1996 as proceeds from the 1996 sale of investments (discussed below) were temporarily invested in interest-bearing instruments until used in the company's share repurchase program. Interest expense in 1997 was level with 1996. The average daily balance of total debt outstanding during 1997 was $195 million as compared with $188 million in 1996.

     The company transacts business in over 100 countries and has a number of operating facilities in countries outside of the United States. As a result, the company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, exchange controls and currency fluctuations. The company believes risks related to its foreign operations are mitigated due to the political and economic stability of the countries in which its largest foreign operations are located. While changes in the dollar value of foreign currencies will affect earnings from time to time, the longer-term economic effect of these changes should not be significant given the company's net asset exposure, currency mix and pricing flexibility. As the U.S. dollar strengthens or weakens against other international currencies in which the company transacts business, the financial results of the company will be affected. The principal currencies, other than the U.S. dollar, in which the company transacts business are the French franc, German deutsche mark, British pound sterling and Japanese yen. The U.S. dollar continued to strengthen during 1997, causing an unfavorable effect on net income of approximately $10 million, or $.17 per share.

     As a result of the factors discussed above and after excluding from 1996 the gain on investments, income before income taxes increased 17%, or $33.8 million, from 1996. The company adjusted its tax provision in the third quarter of 1997 to reflect a legislated increase in the statutory tax rate applicable to its earnings in France, where the company has significant operations. This adjustment resulted in an effective tax rate of 33.0% for the full year 1997 as compared with 31.5% in 1996, after excluding the 1996 gain on investments on which a 35% tax rate applied. The higher effective tax rate reduced net income by $3.5 million, or $.06 per share in 1997. The company anticipates that the 1998 consolidated effective tax rate will increase to approximately 34.5%.

     Net income in 1997 was $154.9 million, or $2.68 per share. In 1996, net income was $169.8 million, or $2.80 per share, which included investment gains. After excluding from 1996 the non-recurring gains, net income in 1997 was 15% higher than the $135.2 million for 1996. On this same basis, net income per share was 20% higher than the $2.23 per share for 1996, reflecting the company's share repurchase program.

1996 RESULTS OF OPERATIONS

     In 1996, management of the company took action early in the year to improve its cost structure as part of its continuing efforts to enhance its efficiency as an additive supplier. Although revenues in 1996 declined 4% from 1995, this was offset by the effects of aggressive cost management and management's focus on strengthening of customer and supplier relationships. In addition, lower working capital, significantly reduced capital expenditures and the sale of non-strategic investments resulted in improved cash flow and enabled the company to repurchase 7% of its common shares outstanding during 1996. As a result, the company was able to grow net income and net income per share, despite unfavorable currency effects.

     Consolidated revenues were $1.60 billion in 1996, a decrease of $66 million, or 4%, from record 1995 levels. Volume in 1996 was equal with 1995 despite the introduction of a new industry specification discussed below. Revenues decreased 2% due to price/mix effects and 1% due to unfavorable currency effects. In addition, the sale of the specialty vegetable oil business in September 1996 reduced consolidated revenues by 1% as compared with 1995.

     During 1996, new passenger car engine oil additives were introduced to meet a new U.S. industry specification. Most of the company's customers converted to this new specification by September 1996. This new specification required approximately 10% less additive than the prior specification, and the company estimates that it negatively impacted annual sales volume in North America by 2% in 1996 (1% worldwide). However, other volume gains, primarily in heavy duty engine oils, more than offset the impact from the new specification and overall volume in North America increased 1% over 1995. Internationally, volume declined 1%, as growth in Asia-Pacific was offset by lower volume in Western Europe.

     Gross profit of $509.5 million was $13.5 million, or 3%, lower in 1996 compared with 1995. Excluding the effects of the $9.5 million asset impairment in 1995 (discussed below), gross profit in 1996 was $23.0 million lower than in 1995. Unfavorable currency effects accounted for one-half of this decline with the balance attributable to lower revenues. However, the company aggressively managed its procurement costs of raw materials and continued its cost management efforts under the manufacturing rationalization initiative discussed below. These efforts lowered the cost of production to maintain 1996 gross profit as a percent of sales at 32.0%, compared to 32.1% in 1995 (excluding asset impairment).

     The company continued to lower its operating costs through aggressive cost management. This included a worldwide freeze on salary increases and hiring throughout all of 1996 and the manufacturing rationalization and organizational realignment initiatives that began in 1993. Employee levels, excluding acquisitions and divestitures during the year, were reduced by nearly 6% at December 31, 1996, compared with December 31, 1995, as retiring or departing employees were not replaced. The company's manufacturing costs and selling, administrative and technology expenses in 1996 were each lower than in 1995 and, in the aggregate, declined nearly 6%, or $40 million (excluding the effects of the 1995 asset impairment). Currency had a favorable effect on costs and accounted for approximately 25% of this reduction.

     Technology expense decreased 10% in 1996 compared with 1995. In addition to the effects of cost management strategies discussed above, the decrease was due to reduced testing requirements for product specifications primarily within driveline and engine oils. The effect of currency on technology expenses was not significant.

     Primarily as a result of the above factors, total costs and expenses declined $75.0 million in 1996 from 1995 ($65.5 million excluding the asset impairment), offsetting the revenue decline for the year.

     During 1996, the company completed the divestiture of substantially all of its agribusiness assets comprised of its equity investment in Mycogen Corporation and the assets of the company's wholly-owned subsidiary, SVO Specialty Products, Inc. (SVO). These transactions generated cash proceeds of $149.0 million and, after losses on other investment activity, resulted in the $53.3 million ($34.6 million, or $.57 per share after taxes) gain on investments. (See Note 8 to the financial statements.) The company has substantially liquidated its non-strategic investments.

     As discussed previously, the company conducts a significant amount of its business outside of the United States and is subject to certain related risks including currency fluctuations. The U.S. dollar strengthened during 1996 as compared with exchange rates in effect during 1995, particularly against the French franc, German deutsche mark and Japanese yen, causing an unfavorable effect on 1996 net income of $4.9 million, or $.08 per share.

     Interest expense, net of interest income, declined $2.4 million in 1996 compared with 1995. Proceeds collected from the sale of investments were used to temporarily reduce commercial paper borrowings and acquire short-term investments until used in the company's share repurchase program. The average daily balance of total debt outstanding during 1996 was $188 million as compared with $203 million in 1995.

     As a result of the factors discussed above, 1996 net income was $169.8 million, an increase of 12% or $18.2 million from 1995. Net income per share for 1996 was $2.80, or 18% higher than in 1995 and reflected the impact of the company's share repurchase program. Excluding the gains on investments from both years and the provision for asset impairment in 1995, net income increased to $135.2 million from $132.8 million in 1995, a 2% increase. The corresponding net income per share of $2.23 in 1996 was a 7% increase from the $2.08 earnings per share in 1995.

1995 RESULTS OF OPERATIONS

     In 1995, the company grew revenues but, despite a strong first half, annual earnings declined compared with 1994. As discussed below, the primary factors contributing to the 1995 results were lower demand for engine oil additives particularly during the second half of 1995, the U.S. Government trade restrictions regarding sales to certain customers in the Middle East and the inability to maintain profit margins during a period of rising raw material costs.

     Consolidated revenues were $1.66 billion, an increase of $64.6 million, or 4%, in 1995 compared with 1994. Price increases implemented in early 1995 and a more favorable product mix increased 1995 revenues by 3% and the translation of various international currencies, which strengthened during the period when compared with the U.S. dollar, increased revenues by 3%. Volume declined 2% from the 1994 level. Sequentially, revenues in the second half of 1995 were 5% lower than the first half due to lower volume (3%) and unfavorable price/product mix (2%).

     For the year, sales volume declined in 1995 compared with 1994, principally in international markets. North American volume declined less than 1% from 1994. International volume declined 3% mainly because of the cessation of spot business with certain customers in the Middle East due to a U.S. Presidential Order restricting such trade. Excluding from the comparison this 1994 spot business, which occurred during the first half of the year, international volume increased 1%, and worldwide volume in 1995 was even with 1994. Sequentially, volume declined 3% in North America and 4% internationally in the second half compared with the first half of 1995 as demand for engine oil lubricants in North America and Europe weakened, causing lower additive shipment volumes.

     Gross profit increased slightly to $522.9 million in 1995 from $520.7 million in 1994. Cost of sales in 1995 included a provision for asset impairment of $9.5 million recorded in the fourth quarter of 1995. This charge related primarily to an intermediate processing unit that became permanently impaired due to a change in product formulation caused by a new industry-wide product specification. Excluding the effect of this asset impairment, the amount of gross profit increased in 1995, despite lower volume, as higher average selling prices, aided by favorable currency and mix, more than offset an increase in average material cost of 9%, over half of which was due to the effects of currency and mix. However, gross profit as a percent of sales declined to 32.1% (excluding the asset impairment) in 1995 from 32.7% in 1994 as raw material costs increased faster than selling prices and, combined with slightly higher manufacturing costs and lower volumes, negatively impacted margin percentage. Sequentially, gross profit percentage declined to 30.5% (excluding the asset impairment) in the second half of 1995 compared with 33.6% in the first half due to the effect of unfavorable price/mix, less favorable currency, higher raw material costs and lower volume.

     The company's manufacturing rationalization and organizational realignment initiatives have slowed the rate of increase in the company's cost and expenses. The company's manufacturing expenses (excluding the asset impairment), as well as its selling and administrative expenses, increased 3% in 1995 as compared with 1994. Excluding increases in expenses due to currency translation and an acquisition made during 1995, manufacturing costs and selling and administrative expenses were each level with the 1994 amounts.

     Technology expenses increased 9% to $179.6 million. Technology expenses increased, as anticipated, due to worldwide testing programs for the engine oils, driveline oils and fuel products areas together with a greater emphasis on longer-term strategic research.

     Primarily as a result of the above factors, total cost and expenses increased $16.5 million ($7.0 million excluding the asset impairment loss) more than the increase in total revenues in 1995.

     The company sold all of its remaining shares of Genentech, Inc. common stock during the first half of 1995 and realized a pretax gain of $38.5 million ($.39 per share after taxes). During 1994, the company had a pretax gain on the sale of Genentech common stock of $41.2 million ($.41 per share after taxes).

     Other income -- net was $7.1 million in 1995 compared with $7.3 million in 1994 (see Note 9 to the financial statements). Other income was impacted by equity losses recognized from the company's investment in Mycogen Corporation and by other transactions involving Mycogen. The company recorded equity losses from Mycogen of $5.4 million in 1995 compared with equity losses of $.1 million in 1994. In late 1995, the company recognized a noncash gain of $4.5 million, representing an increase in the value of the company's ownership interest in the net assets of Mycogen, when Mycogen issued new common shares to another investor.

     Interest expense increased $7.2 million in 1995 over 1994 as a result of higher average debt outstanding to meet the requirements of the capital expenditure and share repurchase programs. The average daily balance of total debt outstanding during 1995 was $203 million as compared with $111 million in 1994.

     As discussed previously, the company conducts a significant amount of its business outside of the United States and is subject to certain related risks including currency fluctuations. During 1995, the U.S. dollar weakened, primarily against the French franc, German deutsche mark and Japanese yen, when compared with exchange rates in effect during the year 1994. This resulted in 1995 net income being favorably impacted by approximately $.20 per share.

     As a result of the factors discussed above, income before income taxes decreased 10%, or $25.9 million, from 1994. The company's 1995 effective tax rate was 32.8% as compared with the 1994 rate of 30.2%, which was lower than normal due to charitable donations of appreciated securities made by the company in 1994. After application of the 1995 higher effective tax rate, net income was $151.6 million in 1995, a decrease of 14% or $24.0 million from 1994. Excluding the gains realized from sale of Genentech common stock in 1995 and 1994 and the provision for asset impairment in 1995, net income decreased 11% to $132.8 million in 1995 compared with $148.8 million in 1994. The corresponding earnings per share of $2.08 in 1995 declined 8% compared with $2.26 in 1994.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY

     Return on average shareholders' equity was 19% in 1997, 20% in 1996 (16% excluding gains on investments) and 18% in 1995.

WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES

     The company's cash flows for the years 1995 through 1997 are presented in the consolidated statements of cash flows. Cash provided from operating activities during 1997 was $234.4 million, a slight increase compared with $231.0 million in 1996 and a significant improvement over the $187.4 million in 1995. This improvement was primarily attributable to the benefits of the company's programs to modify its cost structure and reduce operating costs. In 1997, cash of $13.6 million was used to fund an increase in working capital, primarily receivables and inventory, to support the company's business growth during the year. During 1997 inventory turns improved significantly as inventory quantities remained flat compared with the prior year period even with higher sales volumes. Receivable balances increased in line with the higher revenues of the fourth quarter of 1997 versus the fourth quarter of 1996. The 1997 increase in accounts payable and accrued expenses reflects the increased operating activity between the comparative fourth quarters. In 1996, working capital changes generated cash from operating activities of $16.2 million, including approximately $24 million resulting from management efforts to reduce specialty chemical inventory levels and approximately $22 million related to liquidating inventories and receivables prior to the sale of the company's former specialty vegetable oil (SVO) business in September 1996.

     Over the past several years the company has divested its marketable securities and its non-strategic assets, primarily agribusiness assets. The after-tax proceeds from these activities have generally been used in the company's share repurchase program discussed below. Proceeds from the sale of investments received during 1997 reflect $9.6 million from the sale of a non-strategic investment and $2.5 million collected on a promissory note from the 1996 sale of certain SVO technology rights. Proceeds from the sale of investments during 1996 were principally comprised of $126.2 million from the sale of Mycogen and $22.8 million from the sale of SVO assets. Proceeds from the sale of investments in 1995 were from the sale of Genentech common stock. (See
Note 8 to the financial statements.)

     The company has begun to implement a global enterprise-wide management information system and is standardizing its computer equipment among all of its major facilities. This project supports the company's strategy to improve its cost structure by reducing complexity and increasing efficiency. The project was initiated in 1996, and the company estimates it will require approximately four years to implement the system globally. This system, when fully implemented, will provide immediate, worldwide access to information so that resources will be shared and processes will be standardized and integrated across global sites. During 1997, the principal focus was to design and configure this system for the U.S. implementation. The company expects the system to become operational in the first half of 1998 at its major U.S. facilities, in mid-1999 at its major European facilities and subsequently at its other worldwide facilities. The return on this investment is expected to be realized, beginning in 1999, by reducing costs and delivering products and services more cost-effectively to the company's customers.

     Capital expenditures in 1997 were $100.7 million compared with $94.3 million in 1996. Approximately 50% of 1997 (65% of 1996) capital expenditures pertained to manufacturing plants to enhance or maintain production capabilities, including maintaining facilities in compliance with environmental and safety regulations. Capital spending for environmental and safety projects totaled $7 million in 1997, $8 million in 1996 and $37 million in 1995. Approximately one-fourth of the 1997 capital expenditures pertained to the new enterprise-wide management information system being implemented by the company (as discussed above). Capital expenditures during 1995 were abnormally high as the company completed several large construction projects to enhance or maintain production and technical capabilities and expand its corporate administrative facilities. The company estimates capital expenditures for 1998 will approximate the 1997 amounts, including a similar amount for the continuation of the multi-year project to implement the new enterprise-wide management information system.

     During 1997, the company invested $21.5 million in several acquisitions in the company's existing business areas of metalworking additives and performance systems. In December 1996, the company acquired a formulator of specialty synthetic lubricants used by original equipment manufacturers in air and refrigeration compressors, for $24.6 million. In addition, the company invested $2.1 million and $2.7 million in 1997 and 1996, respectively, in joint ventures in China.

     The company maintains an active share repurchase program, and in June 1997 the company's Board of Directors authorized an additional 4 million shares under the program. During 1997, the company repurchased 1.8 million common shares, or 3% of its common shares outstanding at the beginning of the year, for $70.1 million. There were 4.7 million common shares remaining under the company's repurchase authorization at December 31, 1997. In 1996, the share repurchase program was increased to utilize the after-tax proceeds from the sale of investments as the company repurchased 4.5 million, or 7%, of its outstanding shares for $135.2 million. The company intends to repurchase approximately $80 million of its common shares during 1998.

     Debt increased during 1997 primarily to finance several acquisitions and the increase in working capital. During 1996, improved cash flow and lower capital expenditures enabled the company to have net repayments of short- and long-term debt of $43.6 million. In June 1995, the company publicly issued $100 million of 7.25%, 30-year debentures and used the net proceeds to repay a portion of the commercial paper borrowings then outstanding. Debt as a percent of capitalization (shareholders' equity plus short- and long-term debt) was 21% at December 31, 1997, compared with 20% at December 31, 1996. The company believes its percentage of debt to capitalization will increase to 25% to 30% during 1998 in order to fund possible acquisitions and its share repurchase program.

     The company's financial position continues to be strong with a ratio of current assets to current liabilities of 2.5 to 1 at December 31, 1997, compared with 2.6 to 1 at December 31, 1996. At December 31, 1997, the company had unused revolving credit agreements and other credit lines aggregating $95 million. As described in Note 5 to the financial statements, the company has the ability to refinance up to $56.6 million of its outstanding commercial paper on a long-term basis under existing revolving credit agreements. The company believes its credit facilities, internally generated funds and ability to obtain additional financing, if desired, will be sufficient to meet its future capital needs.

     The company is involved in patent litigation with Exxon Corporation in various countries. Refer to Note 18 to the financial statements for further discussion regarding this litigation.

     The company relies on its computer-based management information systems, as well as computer-based systems used for other purposes, in conducting its normal business activities. Certain of these computer-based programs may not have been designed to function properly with respect to the application of dating systems relating to the Year 2000. The company has a global "Year 2000" compliance strategy designed so that all of its computer-based systems, including process control, testing and laboratory equipment and embedded systems, will function without disruption with respect to dating system applications relating to the Year 2000. Implementation of the new enterprise-wide management information system is a key component of the company's strategy for its operation of particular computer-based systems without disruption in the Year 2000. In addition, the company is in the process of assessing the actions to be taken with respect to all of its other systems in order to avoid Year 2000-related disruptions and is targeting completion of all remedial activities by mid-1999. The company's compliance strategy includes obtaining assurance from other entities critical to its business, such as suppliers and customers, regarding their ability to operate their systems in the Year 2000. Except for expenditures related to the new enterprise-wide management information system (as discussed above), the company is not yet able to estimate the total costs of conducting its Year 2000 remedial activities. However, based upon information developed to date, the company believes it has adequate liquidity and capital resources to fund all remediation activities, and that (except for those costs related to the new enterprise-wide management information system) the total costs of Year 2000 remediation activities will not be material to the company's results of operations or financial condition. The company expects to complete its Year 2000 activities within a time frame that will enable its computer-based systems to function without significant disruption in the Year 2000.

CAUTIONARY STATEMENT FOR "SAFE HARBOR" PURPOSES UNDER
THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the letter "To Our Shareholders" from W.
G. Bares, Chairman, President and Chief Executive Officer of the company, contains forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the company, that could cause actual results of the company to differ materially from those matters expressed in or implied by such forward-looking statements.

     The company believes that the following factors, among others, could affect its future performance and cause actual results of the company to differ materially from those expressed or implied by forward-looking statements made by or on behalf of the company:

     - the overall demand for lubricant additives on a worldwide basis, which has a slow growth rate in mature markets such as North America and Europe;

     - the lubricant additive demand in Asia-Pacific and Latin America, which has been growing at significantly higher rates than mature markets, along with lubricant additive demand in developing regions such as China and India, which geographic areas are an announced focus of the company's activities;

     - the effect on the company's business resulting from the economic uncertainty within certain countries of the Asia-Pacific region;

     - technology developments that affect longer-term trends for lubricant additives, such as: improved engine design, fuel economy, longer oil drain intervals and emission system compatibility;

     - the company's success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer expectations;

     - the frequency of change in industry performance standards, which affects the level and timing of the company's technology costs, the product life cycles and the relative quantity of additives required for new specifications;

     - the rate of progress in continuing to reduce complexities and conversion costs and in modifying the company's cost structure to maintain and enhance its competitiveness;

     - the success of the company in strengthening and retaining relationships with lubricant additive customers, growing sales at targeted accounts, and expanding geographically;

     - the extent to which the company is successful in expanding beyond its core lubricant additives businesses;

     - the recoveries, judgments, costs and future impact of legal proceedings, including those relating to intellectual property litigation with Exxon Corporation and its affiliates;

     - the potential impact of consolidation among lubricant additive manufacturers;

     - the relative degree of price pressure for lubricant additives;

     - the cost, availability and quality of raw materials, including petroleum-based products, required for the manufacture of lubricant additives;

     - the effects of fluctuations in currency exchange rates upon the company's reported results from its international operations, together with non currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic, and regulatory factors;

     - the ability to achieve and timing of cost efficiencies resulting from the multi-year program to implement the new enterprise-wide management information system;

     - the ability of the company to operate its computer-based systems without significant disruption due to dating systems application in the Year 2000; and

     - changes in significant government regulations affecting environmental compliance.

                              DESCRIPTION OF NOTES

     This description of particular terms of the Notes supplements and replaces (if inconsistent with) the description of the general terms and provisions of debt securities under the caption "Description of Debt Securities" in the accompanying prospectus.

GENERAL

     The Notes will be issued under an Indenture dated as of November   , 1998
between Lubrizol and The First National Bank of Chicago. The Notes will be limited to $200,000,000 aggregate principal amount.

     The Notes will mature on November   ,      and will bear interest from
November   , 1998 at the rate of      % per annum, payable semi-annually on
               and                of each year, commencing on                ,
1999. Interest on the Notes will be payable to the persons in whose names the Notes are registered at the close of business on the applicable preceding
               and                .

COVENANTS AND VOTING PROVISIONS

     The information under "Description of Debt Securities -- Certain Covenants of the Company" in the accompanying prospectus is modified in the following respects. The restriction applicable to the aggregate amount of debt of the type discussed under the subcaption "Negative Pledge" on page 8 of the accompanying prospectus should be 15% (rather than 10%). In addition, the exclusion from the restriction that is referenced as (d) on page 8 is not applicable and should be deleted, with appropriate renumbering. Lastly, the definition of "Principal Manufacturing Property" appearing on page 9 of the accompanying prospectus should be as follows:

     "Principal Manufacturing Property" means any manufacturing plant or any testing or research and development facility of the Company or a Subsidiary unless, in the reasonable opinion of the Board of Directors of the Company, it is determined that such plant or facility is not of material importance to the total business conducted by the Company and its consolidated Subsidiaries (Section 1.1 of the Indenture).

     In all situations described under "Description of Debt Securities" in the accompanying prospectus in which holders of one or more series of Debt Securities are permitted to vote or take other action in accordance with the Indenture, holders of each series shall vote or take action as a separate class.

RANKING

     The Notes will be unsecured senior obligations of Lubrizol, ranking the same as other unsecured senior obligations of Lubrizol. As of September 30, 1998, Lubrizol had approximately $406 million of debt that would rank the same as the Notes, $200 million of which would be repaid with the proceeds of the offering of the Notes. The Notes will be structurally subordinated to all obligations, including trade payables and claims of preferred stockholders, if any, of subsidiaries of Lubrizol. The Indenture does not limit the incurrence of unsecured debt by Lubrizol or its subsidiaries. The Notes will also be effectively subordinated to any secured debt of Lubrizol, to the extent of the value of the assets securing such debt. The Indenture permits, subject to certain limitations, Lubrizol and its Restricted Subsidiaries (as defined in the Indenture) to incur secured debt.

SINKING FUND

     There will be no sinking fund.

OPTIONAL REDEMPTION

     The Notes will be redeemable, as a whole or in part, at the option of Lubrizol, at any time or from time to time, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of Notes. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal
to the sum of the Treasury Rate (as defined below) and   basis points. In the
case of each of clause (1) and (2), accrued interest will be payable to the redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     "Independent Investment Banker" means one of the Reference Treasury Dealers identified in clause (1) of the definition thereof appointed by Lubrizol.

     "Reference Treasury Dealer" means (1) each of Salomon Smith Barney Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated and their respective successors and (2) any other primary U.S. Government securities dealer (a "Primary Treasury Dealer") selected by the Independent Investment Banker after consultation with Lubrizol. If any of the firms identified in clause (1) shall cease to be a Primary Treasury Dealer, Lubrizol shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to any Note, the remaining scheduled payments of principal of and interest on such Note that would be due after the related redemption date but for such redemption. If such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment on such Note will be reduced by the amount of interest accrued on such Note to such redemption date.

     On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless Lubrizol defaults in the payment of the redemption price and accrued interest). On or before the redemption date, Lubrizol will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

REGISTERED GLOBAL SECURITY

     The Notes will be represented by a global security registered in the name of The Depository Trust Company (the "Depositary") or its nominee. The Depositary or nominee will maintain a record, on its book entry registration and transfer system, of the principal amounts of Notes that are beneficially owned by participants in that system and represented by the registered global security. A description of the depositary arrangements generally applicable to the Notes is set forth in the accompanying prospectus under the caption "Description of

Debt Securities -- Registered Global Securities." The Notes will not be issued in definitive form except in the circumstances described under that caption in the accompanying prospectus.

SETTLEMENT PROCEDURES

     Settlement for the Notes will be made by the underwriters in immediately available or same-day funds. Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will be required by the Depositary to settle in same-day funds. Settlement in same-day funds may have an effect on the level of trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Lubrizol has agreed to sell to such underwriter, the principal amount of the Notes set forth opposite the name of such underwriter.

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                           ----------------
Salomon Smith Barney Inc. ..................................    $
J.P. Morgan Securities Inc. ................................
Morgan Stanley & Co. Incorporated...........................
                                                                ------------
          Total.............................................    $200,000,000
                                                                ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the Notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

     The underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to offer some of the Notes to certain dealers at the public offering price less a concession not in excess of % of the principal amount of the Notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of % of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

     The Notes are a new issue of securities with no established trading market. Lubrizol does not presently intend to list the Notes on any national securities exchange. Lubrizol has been advised by the underwriters that they intend to make a market in the Notes but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The underwriting discounts and commissions to be paid to the underwriters
by Lubrizol in connection with this offering will be      % per Note, for a
total of $          . Lubrizol estimates that it will incur total expenses for
this offering of approximately $          .

     The underwriters have performed various financial advisory and investment banking services for Lubrizol from time to time, for which they have received or will receive customary fees. The underwriters may, from time to time, engage in transactions with and perform services for Lubrizol in the ordinary course of business.

     Lubrizol has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of Notes in excess of the number of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases Notes originally sold by that syndicate member in covering syndicate short positions. These activities may cause the price of the Notes to be higher than it would otherwise be in the open market in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     It is expected that delivery of the Notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page
of this prospectus supplement, which will be the      business day following the
date of pricing of the Notes. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of
pricing or the next      succeeding business days will be required, by virtue of
the fact that the Notes initially will settle in T+ , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing or the next succeeding business days should consult their own advisor.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Notes being offered, including their validity, will be passed upon for Lubrizol by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio. Certain legal matters in connection with the Notes being offered will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

--------------------------------------------------------------------------------

                                   PROSPECTUS
--------------------------------------------------------------------------------

                                  $200,000,000
                            THE LUBRIZOL CORPORATION
                                DEBT SECURITIES

     The Lubrizol Corporation (the "Company") may offer from time to time in one or more series its debt securities (the "Debt Securities") in amounts, at prices and on terms to be determined at the time of offering. The aggregate initial offering price of the Debt Securities to be offered will be limited to $200,000,000 (or the equivalent if Debt Securities are denominated in foreign currency or currency units) or, if Debt Securities are issued at an original issue discount, such greater amount as shall result in gross proceeds of $200,000,000. The Debt Securities will be unsecured senior securities ranking pari passu with all other unsecured senior securities of the Company. The general terms and conditions of the Debt Securities are described under "Description of Debt Securities" in this Prospectus.

     The accompanying Prospectus Supplement sets forth the specific designation, aggregate principal amount, designated currency (or currency unit), form, purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest, terms of optional or mandatory redemption, and other specific terms of the Debt Securities. The Debt Securities may be offered to or through underwriters, dealers or agents designated from time to time, as set forth in the Prospectus Supplement, and may be offered to other purchasers directly by the Company. The Prospectus Supplement also sets forth any compensation to each underwriter, dealer or agent involved in the offer of the Debt Securities, the other terms and manner of the offer and distribution of the Debt Securities and the net proceeds to the Company from such offering. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers and agents.

             ------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 1, 1998.

     No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus and any accompanying Prospectus Supplement in connection with the offering described in this Prospectus and such Prospectus Supplement, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. Neither this Prospectus nor any Prospectus Supplement shall constitute an offer to sell or a solicitation of an offer to buy Debt Securities in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") in accordance with the Exchange Act. Reports, proxy statements and other information, including the documents incorporated by reference herein, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy statements and other information filed by the Company. The Commission's Internet address is http://www.sec.gov. Such material may be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which Exchange the common shares of the Company are listed.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Further information with respect to the Company and the Debt Securities is contained in the Registration Statement and the related exhibits. Statements contained in this Prospectus concerning any document filed as an exhibit are not necessarily complete and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement may be inspected, without charge, at the public reference facilities of the Commission at the addresses set forth above, and copies may also be obtained from the Commission's principal office in Washington, DC upon the payment of prescribed fees.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company (Commission File No. 1-5263) with the Commission are incorporated by reference into this Prospectus:

          (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

          (b) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998 and June 30, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing such documents. Any statement contained in this Prospectus, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in a Prospectus Supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to: Chief Financial Officer, The Lubrizol Corporation, 29400 Lakeland Boulevard, Wickliffe, Ohio 44092, telephone (440) 943-4200.

                                  THE COMPANY

     The Lubrizol Corporation is a full-service supplier of performance chemicals and products to diverse markets worldwide. Principally, the Company develops, produces and sells specialty additive packages used in transportation and industrial finished lubricants such as gasoline and diesel engine lubricating oils, automatic transmission fluids, gear oils, marine and tractor lubricants, fuel products and industrial fluids. These specialty chemical products are created through the application of advanced chemical and mechanical technologies to enhance the performance, quality and value of the products in which they are used. The Company also produces and supplies coatings additives, refinery and oil field chemicals, specialty monomers, process chemicals, synthetic refrigerant compressor lubricants, fluid metering devices and particulate emission trap devices.

     The Company was incorporated in Ohio in 1928. Its principal executive offices are located at 29400 Lakeland Boulevard, Wickliffe, Ohio 44092 and its telephone number is (440) 943-4200.

                                USE OF PROCEEDS

     Except as otherwise set forth in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include acquisitions, capital expenditures, the repurchase by the Company of its common shares, additions to working capital and reduction of other indebtedness of the Company. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratio of earnings to fixed charges for the Company for the periods indicated.

                                  SIX MONTHS
                                    ENDED                   YEAR ENDED DECEMBER 31
                                   JUNE 30,       ------------------------------------------
                                     1998         1997      1996      1995      1994    1993
                                  ----------      ----      ----      ----      ----    ----
Ratio of earnings to fixed
  charges........................    14.1(1)      18.2      18.7(1)   16.2(1)   36.8(1) 22.7(1)

---------------

(1) Included in the following years are gains on the sale of Genentech Inc. stock held by the Company and included in earnings: 1996 - $53.3 million; 1995 - $38.5 million; 1994 - $41.2 million; and 1993 - $42.4 million. Also included in the six-month period ended June 30, 1998 is a $16.2 million gain from a litigation settlement, in 1995 is a $9.5 million asset impairment charge for the write-off of an intermediate processing unit and, in 1993, an $86.3 million special charge in connection with manufacturing rationalization and organizational realignment initiatives. Excluding these items, the ratios would have been: for the six months ended June 30, 1998 - 12.1; 1996 - 14.9; 1995 - 14.2; 1994 - 30.8; and 1993 - 29.7.

     For the purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and fixed charges (adjusted for capitalized interest), and after certain adjustments relating to earnings, losses and distributions of minority-owned affiliates. "Fixed charges" consist of interest on all indebtedness, including both amounts expensed and amounts capitalized. A statement setting forth the computation of the unaudited ratio of earnings to fixed charges is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms contained in the Indenture and capitalized in this

Prospectus. Wherever particular sections or defined terms of the Indenture are referred to in this Prospectus, such sections or defined terms are incorporated by reference in this Prospectus.

     The following sets forth certain general terms and provisions of the Debt Securities. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

GENERAL

     The Debt Securities to be offered will be limited to $200 million (or the equivalent in foreign currencies or currency units) aggregate principal amount or, if issued at an original issue discount, such greater amount as shall result in gross proceeds of $200 million. The Indenture does not limit the amount of Debt Securities that may be issued under the Indenture and provides that Debt Securities may be issued under the Indenture from time to time in one or more series as from time to time authorized by the Company. The Debt Securities will be unsecured senior obligations of the Company and will rank pari passu with other unsecured senior obligations of the Company. As of June 30, 1998, the Company had approximately $240 million of debt that would rank pari passu with the Debt Securities.

     The Applicable Prospectus Supplement will describe the following terms of the Offered Debt Securities: (1) the specific designation of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the price or prices (generally expressed as a percentage of the aggregate principal amount) at which the Offered Debt Securities will be issued;
(4) the date or dates on which the principal of the Offered Debt Securities will be payable; (5) the rate or rates at which the Offered Debt Securities will bear interest, if any (or the method of calculating such rate or rates), the date or dates from which any such interest will accrue (or the method by which such date or dates will be determined), the date or dates on which any such interest will be payable and the related record date or dates; (6) the place or places where the principal of and any premium and interest on the Offered Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem, purchase or repay the Offered Debt Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation; (9) the denominations in which the Offered Debt Securities will be issuable; (10) if other than the principal amount, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the maturity of the Offered Debt Securities; (11) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities will be payable if other than the currency of the United States of America; (12) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) whether the Offered Debt Securities will be issuable in registered form or unregistered form or both and, if Offered Debt Securities are issuable in unregistered form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of such Debt Securities; (14) the person to whom any interest on the Offered Debt Securities shall be payable, if other than the person in whose name such security is registered on the applicable record date;
(15) whether the Offered Debt Securities are to be issued in the form of one or more Registered Global Securities as described under "Registered Global Securities" below and the identity of any Depositary with respect to such Debt Securities; and (16) any other terms of the Offered Debt Securities. (Section
2.3 of the Indenture.)

     Unless otherwise indicated in the Applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 or integral multiples of $1,000.

     The Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Original Issue Discount Securities provide for an amount less than the principal amount to be due and payable upon the declaration of acceleration of the maturity pursuant to the terms of the Indenture. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Applicable Prospectus Supplement.

     Unless otherwise provided in the Applicable Prospectus Supplement, payments in respect of the Debt Securities will be made at the office or agency maintained by the Company for that purpose as designated by the Company from time to time, except that at the option of the Company, interest payments, if any, on Debt Securities in registered form may be made by wire transfer or by checks mailed to the holders of Debt Securities entitled thereto at their registered addresses. (Section 3.1 of the Indenture.) Unless otherwise indicated in an Applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest payment. (Section 2.7 of the Indenture.)

     Unless otherwise provided in the Applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency maintained by the Company for such purpose as designated by the Company from time to time. (Section 2.8 of the Indenture.) Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection with such transfer or exchange. (Section 2.8 of the Indenture.)

     Payment in respect of Debt Securities in unregistered form will be made in the currency and in the manner designated in the Applicable Prospectus Supplement, subject to any applicable laws and regulations, including at such paying agencies outside the United States as the Company may appoint from time to time. The paying agents outside the United States initially appointed by the Company for a series of Debt Securities will be named in the Applicable Prospectus Supplement. Where Debt Securities of any series are issued in unregistered form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities, will be described in the Applicable Prospectus Supplement. Unregistered Debt Securities will be transferable by delivery. (Section 2.8 of the Indenture.)

REGISTERED GLOBAL SECURITIES

     The registered Debt Securities of a series may be issued in the form of one or more Registered Global Securities that will be deposited with and registered in the name of a Depositary or its nominee identified in the Applicable Prospectus Supplement. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary, or by such a nominee to such Depositary or to another nominee of such Depositary, or by such Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. (Section 2.8 of the Indenture.)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Applicable Prospectus Supplement. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons holding interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such

Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

     So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders of such Debt Securities under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal, premium, if any, and interest payments on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

CERTAIN COVENANTS OF THE COMPANY

     Negative Pledge. If the Company or any Restricted Subsidiary (as defined below) shall issue, assume, incur or guarantee any debt secured by a Mortgage on any Principal Manufacturing Property (as defined below) of the Company or any Restricted Subsidiary or on any shares of capital stock or debt of any Restricted Subsidiary, the Company will secure, or cause such Restricted Subsidiary to secure, the outstanding Debt Securities equally and ratably with such secured debt, unless after giving effect to such actions the aggregate amount of all such secured debt together with all Attributable Debt (as defined below) of the Company and its Subsidiaries in respect of sale and leaseback transactions involving Principal Manufacturing Properties would not exceed 10% of the Consolidated Net Tangible Assets (as defined below) of the Company and its consolidated Subsidiaries. This restriction will not apply in the case of
(a) the creation of Mortgages on any Principal Manufacturing Property acquired by the Company or a Restricted Subsidiary after the date of the Indenture to secure or provide for the payment of financing of all or any part of the purchase price of or construction of fixed improvements on such Principal Manufacturing Property (prior to, at the time of or within 120 days after the latest of the acquisition, completion of construction or commencement of commercial operation), or existing Mortgages upon any Principal Manufacturing Property acquired by the Company or a Restricted Subsidiary (whether or not such Mortgages are assumed), provided the Mortgage shall not apply to any property previously owned by the Company or a Restricted Subsidiary, other than any theretofore unimproved real property; (b) the assumption of any Mortgages on any Principal Manufacturing Property of a corporation which is merged into or consolidated with the Company or a Restricted Subsidiary or substantially all of the assets of which are acquired by the Company or a Restricted Subsidiary; (c) Mortgages in favor of governmental bodies of the United States or any State or any other country or any political subdivision to secure partial, progress or advance payments pursuant to any contract or statute, or to secure any debt incurred or guaranteed for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such Mortgages;
(d) Mortgages on particular property (or any proceeds of the sale of such property) to secure all or any part of the cost of exploration, drilling, mining or development intended to obtain or materially increase the production and sale or other disposition of oil, gas, coal, uranium, copper or other minerals from such property, or any debt created, issued, assumed or guaranteed to provide funds for any or all such purposes; (e) Mortgages securing debt of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary; and (f) certain extensions, renewals or replacements of Mortgages referred to in the foregoing clauses. (Section 3.6 of the Indenture.) The Indenture will not restrict the incurrence of unsecured debt by the Company or its Subsidiaries.

     Restrictions on Sale and Leaseback Transactions. Neither the Company nor any Restricted Subsidiary may, after the effective date of the Indenture, enter into any sale and leaseback transaction involving any Principal Manufacturing Property which has been or is to be sold or transferred by the Company or any Restricted Subsidiary, unless (a) the Company or such Restricted Subsidiary would be entitled to create debt secured by a Mortgage on such property as described in clauses (a)-(f) under "Negative Pledge" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the outstanding Debt Securities; (b) during the period commencing 12 months prior to and ending 12 months after a sale and leaseback transaction, the Company or a Restricted Subsidiary expends for facilities comprising a Principal Manufacturing Property (or part thereof) all or a part of the net proceeds of such sale and leaseback transaction and elects to designate such amount as a credit against such sale and leaseback transaction; or (c) to the extent not credited as described above, the Company applies to the retirement of long-term indebtedness of the Company or any Restricted Subsidiary an amount equal to the Attributable Debt with respect to such sale and leaseback transaction. (Section 3.6 of the Indenture.) This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, (b) involving the taking back of a lease for a period of three years or less, or (c) if after giving effect to a sale and leaseback transaction, permitted secured debt plus Attributable Debt of the Company and its Subsidiaries in respect of sale and leaseback transactions involving Principal Manufacturing Properties would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries.

     Except as may be described in a Prospectus Supplement applicable to a particular series of Debt Securities, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

     "Principal Manufacturing Property" means any manufacturing plant or any testing or research and development facility of the Company or a Subsidiary located in the United States or Puerto Rico unless the Board of Directors of the Company determines that such plant or facility is not of material importance to the total business conducted by the Company and its consolidated Subsidiaries. (Section 1.1 of the Indenture.)

     "Attributable Debt" means the total net amount of rent required to be paid during the remaining term of any lease, discounted at the weighted average rate per annum then borne by the outstanding Debt Securities. (Section 1.1 of the Indenture.)

     "Consolidated Net Tangible Assets" means the total assets shown on the most recent audited annual consolidated balance sheet of the Company and its consolidated Subsidiaries, after deducting the amount of all current liabilities and intangible assets. (Section 1.1 of the Indenture.)

     "Subsidiary" means any corporation, partnership or other entity of which more than 50% of the outstanding voting stock or interests is directly or indirectly owned or controlled by the Company. (Section 1.1 of the Indenture.)

     "Restricted Subsidiary" means any Subsidiary owning or leasing any Principal Manufacturing Property or otherwise designated by the Board of Directors of the Company to be a Restricted Subsidiary. (Section 1.1 of the Indenture.)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge into any other person or transfer or lease substantially all of its assets to any person and may not permit any person to merge into or consolidate with the Company, unless (i) either the Company is the continuing entity or the successor or purchaser is a corporation organized under the laws of the United States, any State thereof or the District of Columbia and expressly assumes the Company's obligations under the Debt Securities and the Indenture, and (ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, exists. (Section 9.1 of the Indenture.) Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation, or into which the Company is merged or to which such sale is made, shall succeed to, and be substituted for the Company under the Indenture and under the Debt Securities. (Section 9.2 of the Indenture.)

EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (i) failure to pay any interest on any Debt Security of that series when due and continuance of such default for 30 days; (ii) failure to pay principal of or any premium on any Debt Security of that series when due, either at maturity, upon any redemption, by declaration or otherwise; (iii) failure to observe or perform any other of the covenants or agreements of the Company in the Indenture (other than a covenant the default or breach of which is otherwise specifically dealt with in the Indenture) continued for 60 days after written notice as provided in the Indenture; (iv) certain events of bankruptcy, insolvency or reorganization of the Company; or (v) any other Event of Default provided in a supplemental indenture with respect to Debt Securities of that series. (Section 5.1 of the Indenture.)

     If any Event of Default with respect to the Debt Securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series, by written notice to the Company (and to the Trustee if given by such holders of Debt Securities), may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the Applicable Prospectus Supplement) and accrued interest of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 5.01 of the Indenture.)

     The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all defaults known to it unless such default shall have been cured or waived; provided that except in the case of a default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as it in good faith determines that withholding such notice is in the interests of the holders of the Debt Securities of that series. (Section 5.11 of the Indenture.)

     The Indenture provides that the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected (with each such series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee. (Section 5.9 of the Indenture.)

     The holders of a majority in aggregate principal amount outstanding of any series of Debt Securities by notice to the Trustee may waive, on behalf of the holders of all Debt Securities of such series, any past default or Event of Default with respect to that series and its consequences except in respect of a covenant or provision of the Indenture which cannot under the terms of the Indenture be amended or modified without the consent of the holder of each outstanding Debt Security affected. (Section 5.10 of the Indenture.)

     The Indenture includes a covenant that the Company will file annually with the Trustee a certificate as to the Company's compliance with all conditions and covenants of the Indenture. (Section 3.5 of the Indenture.)

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to transfer or pledge any property to the Trustee as security for the Debt Securities of any series; (ii) to evidence the succession of another corporation to the Company and the assumption of the covenants of the Company by a successor to the Company; (iii) to add to the covenants of the Company such further covenants or provisions so as to further protect the holders of Debt Securities; (iv) to establish the form or terms of Debt Securities; (v) to evidence and provide for successor Trustees; or (vi) to cure any ambiguity or correct or supplement any defective provisions or to make any other provisions as the Company deems necessary or desirable, provided such action does not adversely affect the interests of any holder of Debt Securities of any series. (Section 8.1 of the Indenture.)

     The Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities affected by such supplemental indenture (voting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that no such supplemental indenture may, without the consent of the holder of each Debt Security so affected, (i) extend the time for payment of principal or premium, if any, or interest on any Debt Security; (ii) reduce the principal of, or the rate of interest on, any Debt Security; (iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount Security; (v) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (vii) reduce the percentage in principal amount of the affected outstanding Debt Securities as to which the consent of whose holders is required for modification or amendment of the Indenture. (Section 8.2 of the Indenture.)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that the Company, at its option, (a) will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) ("defeasance") or (b) need not comply with certain covenants of the Indenture, including those described under "Certain Covenants of the Company' and "Consolidation, Merger and Sale of Assets," and the occurrence of an event described in clause (iii) under "Events of Default" shall no longer be an Event of Default ("covenant defeasance"), in each case, if the Company deposits, in trust, with the Trustee money or U.S. Government Obligations (as defined below) which through the payment of interest and principal in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Debt Securities of such series, and any mandatory sinking fund or analogous payments, on the dates such payments are due in accordance with the terms of the Debt Securities of such series. Such defeasance or covenant defeasance may only be established if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit, and (ii) the Company shall have delivered an opinion of counsel to the effect that the holders of Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit or defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as if such defeasance had not occurred. In the case of defeasance as described in clause (a) above, such opinion of counsel must be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. "U.S. Government Obligations" means obligations issued or guaranteed as to principal and interest by the United States or by an entity controlled or supervised by or acting as an instrumentality of the United States Government. (Article Ten)

THE TRUSTEE

     The First National Bank of Chicago is the Trustee under the Indenture. The Company may also maintain banking and other commercial relationships with the Trustee in the ordinary course of business.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities through agents, underwriters and dealers and may sell Debt Securities to other purchasers directly. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Offers to purchase Debt Securities may be solicited by agents designated by the Company from time to time. Any such agent (which may be deemed to be an underwriter, as that term is defined in the Securities Act) involved in the offer or sale of the Debt Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Applicable Prospectus Supplement. Unless otherwise indicated in the Applicable Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

     If any underwriters are utilized in the sale of the Debt Securities, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them, and the names of the underwriters and the terms of the transaction, including commissions, discounts or other compensation to the underwriters, will be set forth in the Applicable Prospectus Supplement used by the underwriters to make resales of the Debt Securities. If underwriters are utilized in the sale of the Debt Securities, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at fixed public offering prices, at varying prices determined by the underwriter at the time of sale, or in negotiated transactions. Unless otherwise indicated in the Applicable Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Debt Securities will be obligated to purchase all such Debt Securities if any are purchased.

     If dealers are utilized in the sale of the Debt Securities, the Company will sell Debt Securities to such dealers as principal. The dealers may then resell such Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Debt Securities so offered and sold. The name of any dealer and the terms of the transaction will be set forth in the Applicable Prospectus Supplement.

     Agents, underwriters and dealers may be entitled under relevant agreements that may be entered into with the Company to indemnification or contribution by the Company against certain civil liabilities, including liabilities under the Securities Act. Such agents, underwriters and dealers (or their affiliates) may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the Applicable Prospectus Supplement, the Company may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Applicable Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified future date or dates. The Applicable Prospectus Supplement will set forth the commission payable to underwriters, dealers and agents soliciting purchases of Debt Securities pursuant to delayed delivery contracts accepted by the Company.

     The Debt Securities are not proposed to be listed on a securities exchange, and no underwriters or dealers will be obligated to make a market in the Debt Securities. The Company cannot predict the activity or liquidity of any trading in the Debt Securities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Debt Securities being offered, including their validity, will be passed upon for the Company by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated in this Prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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                                  $200,000,000

                            THE LUBRIZOL CORPORATION

                                  % NOTES DUE

                                [LUBRIZOL LOGO]

                                  ------------

                             PROSPECTUS SUPPLEMENT

                               NOVEMBER   , 1998
                 (INCLUDING PROSPECTUS DATED SEPTEMBER 1, 1998)

                                  ------------

                              SALOMON SMITH BARNEY

                               J.P. MORGAN & CO.

                           MORGAN STANLEY DEAN WITTER

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